Exhibit 3.27

MORRISON & FOERSTER
STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 01:30 PM 08/02/2002
020493694 — 3546724

CERTIFICATE OF FORMATION
OF
EVEREST VIDEO SYSTEMS L.L.C.
     1. Name. The name of the limited liability company is Everest Video Systems L.L.C.
     2. Registered Office. The address of its registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle.
     3. Registered Agent. The name and address of its registered agent for service of process in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the 2nd day of August, 2002.

By:	/s/ Arthur J. Schiller
Arthur J. Schiller, Authorized Person